Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

June 15, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on June 15, 2009.

Item 4

Summary of Material Change

Gammon Gold Announces Successful End to the El Cubo Strike: El Cubo Union Adopts Continuous Work Schedule

Item 5

Full Description of Material Change

Halifax, June 15, 2009: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS):  Gammon Gold is pleased to announce the successful conclusion of the strike action at its El Cubo mine in Guanajuato State, México. The union representatives agreed to recommend to its members the adoption of a seven-day continuous work schedule that Management had tabled as part of the negotiations of the union's collective agreement. The changes to the agreement were ratified at a vote by the union membership on June 13, 2009. The new agreement will be registered with the Secretariat and the workers will be returning to work today, June 15, 2009.

During the negotiations with the Union, Management remained steadfast that the Union adopt a seven-day continuous work schedule as is the normal practice in mining operations throughout México. The Company is confident that this new work schedule could further improve El Cubo's productivity and therefore operating margins over time. The two parties have also agreed to an 8% increase in basic wages and a 3% increase in benefits, representing approximately a 3.5% increase in total payroll costs.

“We are pleased we have been able to resolve the strike action at our El Cubo mine.” stated René Marion, Chief Executive Officer of Gammon Gold. He continued, “I applaud the Management negotiating team as well as the Union representatives and its members for their willingness to adopt a seven-day continuous work schedule. I am confident that this new work schedule will prove beneficial for both parties and that operations at El Cubo will quickly return to normal levels.”

Fred George, President and Chairman stated “I would like to thank the Government of Mexico for their support in the successful negotiation of this landmark union agreement at El Cubo and for the Ocampo Presidential Decree formally granting all property rights and titles of the Ocampo land package to Gammon.”

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

June 15, 2009